Exhibit 1

For Immediate Release

Pointer Telocation Reports 2012 Financial Results

•	Annual revenues of $85 million
•	2012 adjusted EBITDA - $10.6 million compared to $9.4 million in 2011
•	2012 Non-GAAP net income of $5.9 million compared to $3.9 million in 2011

Rosh HaAyin, Israel March 4th, 2013 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the fiscal year ended December 31, 2012.

Financial Highlights

Revenues: Pointer's total revenues for 2012 decreased 1% to $85 million compared to $85.9 million in 2011.

International activities for 2012 accounted for revenue of $22.3 million (26% of total revenues) compared to $23.7 million in 2011 (28% of total revenues).

Revenues from products in 2012 decreased 2% to $30.4 million (36% of revenues) compared to $31 million (36% of revenues) in 2011.

Pointer’s revenues from services in 2012 decreased 1% to $54.4 million (64% of revenues) compared to $54.8 million (64% of revenues), in 2011.

Gross Profit: In 2012, gross profit was $28 million (33% of revenues) compared to $28.9 million (34% of revenues) in 2011.

Operating Income (loss): Operating income was $5.1 million in 2012 compared to an operating loss of $2.6 million in 2011.

Net Income (loss): Pointer recorded a net income of $1.2 million or $0.23 per share compared to net loss of $8.5 million, or $1.79 loss per share, in 2011.

Non GAAP net income: Pointer recorded non-GAAP net income of $5.9 million during 2012, as compared to non-GAAP net income of $3.9 million in 2011.

Adjusted EBITDA: Pointer’s adjusted EBITDA for 2012 was $10.6 million compared to $9.4 million in 2011.

David Mahlab, Pointer's Chief Executive Officer, commented on the results: “We succeeded in basically maintaining our revenue level – it was eroded by approximately $1million or 1% vs. 2011 as we faced a tough economic situation worldwide and especially in Europe. Much more important to note is that we have returned to profitability GAAP based, improving our bottom line significantly vs. 2011 despite basically maintaining our level of revenues year over year. Now we are launching a new driver behavior solution which, together with additional product releases planned later this year, should help us maintain our position in the market and help us face the economic situation worldwide. We are continuing in our efforts to improve results especially in view of our business in Latin America.”

Conference Call Information:

Pointer Telocation's management will host today, Monday, March 4th, 2013 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 10:30 AM EST, 16:30 PM Israel time.

To participate in the call, please dial in to one of the teleconferencing numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA: + 1-888-668-9141, From Israel: 03-918-0650

A replay will be available from March 5th, 2013 at the company website: www.pointer.com

Reconciliation between results on a GAAP and Non-GAAP basis.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, the effects of non-cash stock-based compensation expense, amortization and non-cash impairment of goodwill and intangible assets.

We calculate non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.
For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact: Zvi Fried, V.P. and Chief Financial Officer Tel.; 972-3-572 3111 E-mail: zvif@pointer.com	Chen Livne, Gelbart-Kahana Investor Relations Tel: 972-3-607 4717, +972-54-302 2983 E-mail: chen@gk-biz.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2012	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,685	$1,468
Restricted cash	108	123
Trade receivables	16,215	14,427
Other accounts receivable and prepaid expenses	2,069	1,946
Inventories	3,982	4,467

Total current assets	26,059	22,431

LONG-TERM ASSETS:
Long-term accounts receivable	582	805
Severance pay fund	9,034	7,474
Property and equipment, net	10,364	10,839
Investment and long term loans to affiliate	814	266
Other intangible assets, net	2,242	3,030
Goodwill	47,190	44,493

Total long-term assets	70,226	66,907

Total assets	$96,285	$89,338

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$11,129	$13,208
Trade payables	11,248	9,821
Deferred revenues and customer advances	6,954	6,890
Other accounts payable and accrued expenses	7,251	7,440

Total current liabilities	36,582	37,359

LONG-TERM LIABILITIES:
Long-term loans from banks	9,339	7,715
Long-term loans from shareholders and others	925	943
Other long-term liabilities	3,765	2,895
Accrued severance pay	10,328	8,625

	24,357	20,178
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd’s shareholders' equity:
Share capital	3,871	3,353
Additional paid-in capital	120,613	119,147
Accumulated other comprehensive income	798	837
Accumulated deficit	(95,534)	(96,743)

Total Pointer Telocation Ltd’s shareholders' equity	29,748	26,594

Non-controlling interest	5,598	5,207

Total equity	35,346	31,801

Total liabilities and shareholders' equity	$96,285	$89,338

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2011	2010
Revenues:
Products	$30,402	$31,140	$25,415
Services	54,430	54,778	48,448

Total revenues	84,832	85,918	73,863
Cost of revenues:
Products	17,988	18,283	14,175
Services	38,573	37,249	31,264
Amortization and impairment of intangible assets	181	1,498	978

Total cost of revenues	56,742	57,030	46,417
Gross profit	28,090	28,888	27,446

Operating expenses:
Research and development	2,716	3,082	2,532
Selling and marketing	9,067	8,932	7,441
General and administrative	9,232	11,450	9,062
Amortization of intangible assets	1,987	1,821	1,774
Impairment of goodwill and intangible asset	-	6,216	-

Total operating expenses	23,002	31,501	20,809

Operating income (loss)	5,088	(2,613)	6,637
Financial expenses, net	1,628	1,779	1,976
Other expenses, net	5	77	21

Income (loss) before taxes on income	3,455	(4,469)	4,640
Taxes on income	861	2,383	1,524

Income (loss) after taxes on income	2,594	(6,852)	3,116
Equity in losses (gains) of affiliate	(38)	1,634	1,158

Income from continuing operations	2,632	(8,486)	1,958
Loss from discontinued operations, net	995	-	-

Net income (loss)	$1,637	$(8,486)	$1,958

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2011	2010
Other comprehensive income (loss):
Currency translation adjustments of foreign operations	299	(2,605)	2,128
Realized losses on derivatives designated as cash flow hedges	224	(219)	29
Unrealized losses on derivatives designated as cash flow hedges	14	(162)	124

Total comprehensive income (loss)	2,174	(11,472)	4,239

Profit from continuing operations attributable to:
Equity holders of the parent	1,203	(8,527)	1,130
Non-controlling interests	434	41	828

	1,637	(8,486)	1,958
Loss from discontinued operations attributable to:
Equity holders of the parent	630	-	-
Non-controlling interests	365	-	-

	995	-	-
Total comprehensive income (loss) attributable to:
Equity holders of the parent	1,170	(10,982)	2,881
Non-controlling interests	1,004	(490)	1,358

	2,174	(11,472)	4,239

Earnings (loss) per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share	$0.23	$(1.78)	$0.24

Diluted net earnings (loss) per share	$0.23	$(1.79)	$0.22

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Cash flows from operating activities:
Net income (loss)	$1,637	$(8,486)	$1,958
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	5,546	12,710	5,568
Accrued interest and exchange rate changes of debenture and long-term loans	118	135	178
Accrued severance pay, net	91	487	(364)
Gain from sale of property and equipment, net	(271)	(95)	(93)
Equity in losses of affiliate	(38)	1,634	1,158
Amortization of stock-based compensation	265	515	121
Impairment loss of loan to minority shareholder in subsidiary	-	489	-
Decrease (increase) in restricted cash	15	10	(133)
Increase in trade receivables, net	(1,572)	(1,462)	(1,618)
Decrease (increase) in other accounts receivable and prepaid expenses	46	373	(436)
Decrease (increase) in inventories	395	(1,035)	(1,964)
Write-off of inventories	337	304	185
Deferred income taxes	-	170	1,322
Decrease (increase) in long-term accounts receivable	234	(177)	(212)
Increase in trade payables	965	452	981
Increase (decrease) in other accounts payable and accrued expenses	573	2,457	(127)

Net cash provided by operating activities	8,341	8,481	6,524

Cash flows from investing activities:
Purchase of property and equipment	(4,033)	(4,445)	(4,481)
Proceeds from sale of property and equipment	1,733	1,050	641
Investment and loans/Repayments in affiliate	(669)	(1,740)	(1,490)
Acquisition of Subsidiary (a)	(251)
Purchase of activity (b)	(3,125)
Proceeds from sale of investments in previously consolidated subsidiaries (c)	-	39	-

Net cash used in investing activities	(6,345)	(5,096)	(5,330)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Cash flows from financing activities:

Receipt of long-term loans from banks	11,670	8,384	5,090
Repayment of long-term loans from banks	(12,253)	(8,937)	(7,016)
Repayment of long-term loans from others	-	(1,071)	(1,122)
Dividend paid to non-controlling interest	(1,215)	(1,594)	(2,250)
Proceeds from issuance of shares and exercise of warrants, net	1,945	281	57
Short-term bank credit, net	(345)	(1,002)	2,656

Net cash used in financing activities	(198)	(3,939)	(2,585)

Effect of exchange rate changes on cash and cash equivalents	419	(211)	415

Increase (decrease) in cash and cash equivalents	2,217	(765)	(976)
Cash and cash equivalents at the beginning of the year	1,468	2,233	3,209

Cash and cash equivalents at the end of the year	$3,685	$1,468	$2,233

(a)	Acquisition of subsidiary:
	Property and equipment	$22	$-	$-
	Technology	58	-	-
	Goodwill	304	-	-
	Minority Interest	(133)	-	-

		$251	$-	$-

(b)	Purchase of activity:
	Working capital	$27	$-	$-
	Property and equipment	112
	Customer list	1,364
	Goodwill	1,669	-	-
	Accrued severance pay, net	(23)	-	-
	Employees accruals	(24)	-	-

		$3,125	$-	$-

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2012	2011	2010

(c)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$-	$32	$-
	Non-controlling interests	-	426	-
	Loss from sale of subsidiaries	-	(110)	-
	Receivables for sale of investments in subsidiaries	-	(309)	-

		$-	$39	$-

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Adjusted EBITDA

	Year ended December 31,
	2012	2011	2010
	Unaudited

GAAP Net income as reported:	$1,637	$(8,486)	$1,958

One time charge attributable to efforts to expand services to Israeli insurance companies
Financial expenses, net	1,628	1,779	1,976
Tax on income	861	2,383	1,524
One time charge attributable to efforts to expand services to Israeli insurance companies	-	486
Loss from discontinued operations, net	995
Stock based compensation expenses	265	515	121
Depreciation, amortization and impairment	5,198	12,710	5,568

Non-GAAP Adjusted EBITDA	$10,584	$9,387	$11,147

Non GAAP Net income

	Year ended December 31,
	2012	2011	2010
	Unaudited

GAAP Net income as reported:	$1,637	$(8,486)	$1,958

amortization and impairment of intangible assets	2,168	9,535	2,752
Loss from discontinued operations, net	995
Stock based compensation expenses	265	515	121
non-cash tax expenses (income) resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	819	2,365	604

Non-GAAP Net income	$5,884	$3,929	$5,435